ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 25, 2022		Jeremy Wolf T +1 617 951 7283 F +1 617 235 9750 Jeremy.Wolf@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Registration Statement of JOHCM Funds Trust (File No. 333-249784) on Form N-1A filed on November 26, 2021 – Responses to Comments on Post-Effective Amendment No.5

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 5 under the Securities Act of 1933 and amendment number 7 under the Investment Company Act of 1940 to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on November 26, 2021 (the “485(a) Amendment”). The 485(a) Amendment was filed as part of the annual update process for the Trust and all of its underlying series (each a “Fund”, and collectively the Funds”).

On January 12, 2022, the Staff provided comments regarding the 485(a) Amendment by telephone to George Raine, Daniel Wells and myself of Ropes & Gray LLP, counsel to the Trust. The Trust expects to file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) (the “485(b) Amendment”) on January 27, 2022 to reflect the revisions discussed herein in response to the Staff’s comments and to make certain non-material changes as appropriate. For convenience of reference, each comment is included before the Trust’s corresponding response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with new language denoted by underline and deletions by ~~strikethrough~~).

January 25, 2022

I.	Prospectus Comments

COMMENTS APPLICABLE TO MULTIPLE OR ALL FUNDS

1.       Comment: The Staff notes that value investing is referenced in the principal investment strategy disclosure for JOHCM Emerging Markets Opportunities Fund, JOHCM Global Select Fund and JOHCM International Select Fund but absent from the corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate value investing risk disclosure if they are a principal investment strategy for the Fund. Otherwise, consider removing the reference to value investing from the principal investment strategy disclosure.

Response: The following risk disclosures relating to growth investing and value investing risk will be reflected in the Principal Investment Risks sections and the Summary of Principal Risks section:

Principal Investment Risks (in the “Fund Summaries” section)

Growth Investing Risk. The prices of growth stocks may be based largely on expectations of future earnings, and their prices can decline rapidly and significantly in reaction to negative news. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over a short or long period of time and may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors.

GARP Investment Strategy Risk. GARP investing involves buying stocks that have a reasonable price/earnings ratio in relationship to the relevant company’s earnings growth rate. To the extent the Fund uses a GARP investing strategy, the Fund’s performance may be adversely affected when stocks preferred by a GARP investing strategy underperform or are not favored by investors in prevailing market and economic conditions.

Value Investing Risk. Value securities are securities of companies that may have experienced adverse business, industry, or other developments or may be subject to special risks that have caused the securities to be out of favor and, in turn, potentially undervalued. It may take longer than expected for the value of such securities to rise to the anticipated value, or the value may never do so.

Summary of Principal Risks (in the “Additional Information About Principal Investment Strategies and Risks of the Funds” section)

January 25, 2022

Growth Investing Risk. The prices of growth stocks may be based largely on expectations of future earnings, and can decline rapidly and significantly in reaction to negative news about various factors, such as earnings, revenues, the economy, political developments, or other news. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over a short or long period of time. Growth stocks may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. As a result, at times when it holds investments in growth stocks, the Fund may underperform other investment funds that favor different investment styles. Because growth companies typically reinvest their earnings, growth stocks typically do not pay dividends at levels associated with other types of stocks, if at all.

GARP Investment Strategy Risk. GARP investing involves buying stocks that have a reasonable price/earnings ratio in relationship to the relevant company’s earnings growth rate. To the extent a Fund uses a GARP investing strategy, the Fund’s performance may be adversely affected when stocks preferred by a GARP investing strategy underperform or are not favored by investors in prevailing market and economic conditions. To the extent a Fund’s GARP investment strategy incorporates value investing, the Fund will be subject to the risks associated with value securities. See “Value Investing Risk” below.

Value Investing Risk. Value securities are securities of companies that may have experienced adverse business, industry, or other developments or may be subject to special risks that have caused the securities to be out of favor and, in turn, potentially undervalued. It may take longer than expected for the value of such securities to rise to the anticipated value, or the value may never do so. In addition, value securities, at times, may not perform as well as growth securities or the stock market in general, and may be out of favor with investors for varying periods of time.

2.      Comment: The Staff notes that the description of “Emerging Markets Risk” makes reference to “frontier countries” in particular. If frontier countries are a principal investment strategy for a Fund, please disclose this in the principal investment strategy section for such Fund. Otherwise, please move the “frontier countries” risk disclosure to the Statement of Additional Information.

Response: The Trust respectfully notes that the above-referenced language is intended for use by all series of the Trust, and that the current formulation serves the purposes of promoting uniformity and affording flexibility in similar performance disclosure throughout the registration statement. The risks associated with frontier countries are the same as those impacting emerging markets, except more pronounced. As such, we believe it is helpful to reference frontier countries

January 25, 2022

within the emerging markets risk for clarity and ease of reference. We do not believe the current risk disclosure is misleading or creates the implication that frontier countries are a principal investment strategy of each Fund, nor do we believe incorporating a risk specific to frontier countries would be helpful to shareholders.

In response to this comment, the above-referenced disclosure will be revised as follows:

Emerging Markets Risk. In addition to the risks of investing in non-U.S. investments generally, emerging markets investments are subject to greater risks arising from political or economic instability, nationalization or confiscatory taxation, currency exchange restrictions, sanctions by other countries (such as the United States) and an issuer’s unwillingness or inability to make principal or interest payments on its obligations. Emerging markets companies may be smaller and have shorter operating histories than companies in developed markets. To the extent a Fund invests in frontier countries, these risks will be magnified. Frontier countries ~~in particular~~ generally have smaller economies or less developed capital markets than traditional emerging market countries ~~and, as a result, the risks of investing in emerging market countries are magnified in frontier countries~~.

3.      Comment: Please provide the Staff with the Funds’ completed Fees and Expenses tables and expense examples prior to the effective date of the Registration Statement. Please confirm the waivers will be effective for at least one year following the effectiveness of the registration statement.

Response: The Funds’ completed annual fund operating expenses tables and expense examples are set forth in Appendix A to this letter. The Trust confirms that each fee waiver included in the Fees and Expenses tables will be effective for at least one year following the effectiveness of the 485(b) Amendment.

4.      Comment: If any Fund’s acquired fund fees and expenses (“AFFEs”) will be greater than one basis point, include that information as a line item in the relevant Fund’s Fees and Expenses table.

Response: The Trust confirms that the Funds’ Fees and Expenses tables include an AFFE line item for each Fund that generated one basis point (on a rounded basis) of AFFE during the fiscal year ended September 30, 2021. Specifically, the Funds which disclose an AFFE line item in the Fees and Expenses table are JOHCM Credit Income Fund, JOHCM Global Income Builder Fund and TSW Large Cap Value Fund.

January 25, 2022

5.      Comment: As applicable, please include a line item for reimbursement waivers in the Funds’ Fees and Expenses tables.

Response: Please refer to the Fees and Expenses tables included in Appendix A.

6.      Comment: For any Funds with commodity-linked investments please confirm supplementally that the Funds will not have exposure to cryptocurrencies.

Response: The Trust hereby confirms that each Fund with commodity-linked investments does not and has no plan to have material exposure to cryptocurrencies.

7.      Comment: For any Funds with short sales please confirm that the related costs are included in the line item “Other Expenses” in such Fund’s Fees and Expenses table.

Response: The Trust so confirms.

8.      Comment: For any Funds with LIBOR risk, consider updating it as needed.

Response: The referenced disclosure in the “Fund Summaries” section will be revised as follows:

LIBOR Risk. ~~Instruments~~Certain instruments in which the Fund ~~invests may pay interest at floating rates based on~~may invest rely in some fashion upon the London Interbank Offered Rate (“LIBOR”) ~~or may be subject to interest caps or floors based on LIBOR. The use of LIBOR will be phased out by the end of 2021~~. On March 5, 2021, the United Kingdom Financial Conduct Authority (FCA) and LIBOR’s administrator, ICE Benchmark Administration (IBA), announced that most LIBOR settings would no longer be published after the end of 2021 and a majority of U.S. dollar LIBOR settings would no longer be published after June 30, 2023. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR and lead to significant short-term and long-term uncertainty and market instability.

The referenced disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section will be revised as follows in the 485(b) Amendment (new language denoted by underline and deletions by ~~strikethrough~~):

January 25, 2022

LIBOR Risk. LIBOR ~~risk is the risk that the transition away from the London Interbank Offered Rate (“LIBOR”) may lead to increased volatility and illiquidity in markets that are tied to LIBOR. LIBOR~~ is a benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans, and is used extensively in the United States and globally as a “reference rate” for certain financial instruments in which a Fund may invest, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. Additionally, a Fund may borrow money at rates that are based on LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority (“FCA”), the agency that oversees LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. The FCA and LIBOR’s administrator, ICE Benchmark Administration, have announced that most LIBOR rates will no longer be published after the end of 2021 and a majority of U.S. dollar LIBOR rates will no longer be published after June 30, 2023. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies; however, the process for amending the interest rate provisions of existing contracts to transition away from LIBOR remains unclear. While some contracts may include “fallback” provisions that provide for an alternative rate setting methodology in the event of the unavailability of LIBOR, not all contracts have such provisions or such provisions may not contemplate the permanent unavailability of LIBOR. There is also significant uncertainty regarding the effectiveness of any such alternative methodologies, including the risk of economic value transfer at the time of transition. The transition away from LIBOR poses a number of other risks, including changed values of LIBOR-related investments and reduced effectiveness of hedging strategies, each of which may adversely affect a Fund’s performance. It is difficult at this time to predict the exact impact of the transition away from LIBOR on a Fund or the financial instruments in which a Fund invests.

9.      Comment: For any Funds with derivatives risk, tailor the risk disclosure to the specific derivatives used. For example, if a Fund’s strategy includes use of commodities-linked investments, there should be a specific and corresponding commodities risk disclosure.

Response: The Trust respectfully notes that the short-form risk disclosures included in the “Fund Summaries” section are intended for use by all series of the Trust, and that the current formulation serves the purposes of promoting uniformity and affording flexibility in similar performance disclosure throughout the registration statement.

The long-form derivatives risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section provides additional detail around risks associated with specific derivative instruments. Those Funds that invest in commodity-linked

January 25, 2022

derivatives as a principal investment strategy disclose related risks under “Commodities Related Investment Risk.”

10.    Comment: For all international and global Funds with a geographic focus in their name, please disclose what “located in” or “located outside” means as used in those Funds’ strategy sections. Additionally, on pages 53 and 77, regarding the TSW Emerging Markets Fund, please change “located in or tied economically” to “located in”.

Response: The disclosure in the “More Information about Investment Strategies Related to the Funds” section will be revised as follows to clarify the definition of “located in” and we confirm the disclosures relating to the TSW Emerging Markets Fund will be amended as requested:

Location of Issuers. A number of the Funds’ policies are determined by reference to whether an issuer is “located in” a particular country or group of countries or whether the issuer is located outside the U.S. more generally. Being “located in” a particular country reflects a judgment that an issuer is economically tied to that country, and i~~I~~n determining where an issuer is located for these purposes the Adviser will consider a number of factors, including but not limited to:

•	the markets in which the issuer’s securities are principally traded;

•	where the issuer’s headquarters, principal offices or operations are located;

•	where the issuer is organized;

•	the percentage of the issuer’s revenues or profits derived from goods produced or sold, investments made, or services performed in the relevant country;

•	the Adviser’s own internal analysis; and

•	information provided by third party data analytics service providers.

No single factor will necessarily be determinative nor must all factors be present for the Adviser to determine where an issuer is located. The Adviser may weigh these factors differently with respect to different geographic policies, different countries or different series of the Trust. The categorization for compliance testing purposes may differ from how different portfolio managers, investment professionals, or third parties assign the location of individual issuers.

11.     Comment: Please clarify what is meant by a “bottom-up” investment strategy.

January 25, 2022

Response: Where applicable, the following language will be added to clarify the meaning of a “bottom-up” investment strategy:

Utilizing a disciplined fundamental bottom-up research approach (i.e., focusing on analyzing individual companies rather than beginning with a “top down” allocation, such as to particular countries, regions, markets or sectors), the Adviser aims to identify inefficiently priced smaller-capitalization companies.

12.    Comment: If environmental, social and governance (“ESG”) considerations are a part of a Fund’s principal strategy, please revise this disclosure to clarify how these considerations are applied specifically to the Fund and the data and metrics the adviser uses to evaluate a company on the basis of ESG factors. Please also disclose associated risks of ESG investing.

If ESG evaluation of potential investments is not a principal strategy of the Fund, please delete this disclosure as its inclusion in the Prospectus is potentially misleading. See Gen. Instr. C.1.(c) (responses to the Items in Form N-1A should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund).

Response: In response to this comment, the above-referenced disclosure will be revised as follows:

Principal Investment Strategies (in the “Fund Summaries” section)

JOHCM Global Income Builder Fund:

Additionally, as part of the investment process, the ~~Adviser considers~~ portfolio managers consider financially material environmental, social and governance (“ESG”) factors~~, using a proprietary ESG dashboard~~ to evaluate and monitor the securities in the Fund’s investment universe. The ~~Adviser combines~~ portfolio managers combine internal ESG assessments, third-party data (sources may include Sustainalytics, ISS and/or MSCI) and an ESG scoring mechanism in constructing the Fund’s portfolio. The Adviser believes there are long-term benefits in investing in companies with strong records for managing ESG risks, advancing sustainable development goals and applying good corporate governance.

JOHCM Credit Income Fund, JOHCM Global Select Fund, JOHCM International Select Fund and JOHCM International Opportunities Fund:

Additionally, as part of the research process, the ~~Adviser considers~~ portfolio managers consider financially material environmental, social and governance (“ESG”) factors, including potential impacts on the long-term risk and return profile of a company. ~~Such~~In doing so, the portfolio managers have access to a range of

January 25, 2022

proprietary research and third-party analytics sources, which may include Sustainalytics and MSCI. Such ESG factors, alongside other relevant factors, may be taken into account in the Fund’s securities selection process.

Principal Investment Risks (in the “Fund Summaries” section)

ESG Factor Risk. Considering ESG factors when evaluating an investment may result in the selection or exclusion of certain investments based on the Adviser’s view of these factors and carries the risk that the Fund may underperform funds that do not take ESG factors into account. In evaluating an issuer, the Adviser may be dependent upon information and data obtained through voluntary reporting by issuers or third-party research that may be incomplete, inaccurate or unavailable, which could impact the portfolio managers’ assessment of related risks and opportunities.

Summary of Principal Risks (in the “Additional Information About Principal Investment Strategies and Risks of the Funds” section)

ESG Factor Risk. To the extent portfolio managers of a Fund incorporate environmental, social and/or governance considerations (“ESG factors”) into their investment process, the Fund will be subject to risks associated with the relevant ESG factors. Environmental performance criteria rate a company’s management of its environmental challenges, including its effort to reduce or offset the impacts of its products and operations. Social criteria measure how well a company manages its impact on the communities where it operates, including its treatment of local populations, its handling of human rights issues, its record regarding labor-management relations, anti-discrimination policies and practices, employee safety and the quality and safety record of a company’s products, its marketing practices and any involvement in regulatory or anti-competitive controversies. Governance criteria address a company’s investor relations and management practices, including company sustainability reporting, board accountability and business ethics policies and practices.

In general, use of ESG factors in the securities selection process will affect a Fund’s exposure to certain issuers, industries, sectors, regions, and countries; may lead to a smaller universe of investments than other funds that do not incorporate ESG factor analysis; and may negatively impact the relative performance of the Fund over the short, medium or even long term depending on how successfully those ESG factors are incorporated and whether such investments are in or out of favor.

Successful incorporation of ESG factors into a Fund’s overall investment strategy will depend on its portfolio managers’ ability to identify and analyze financially

January 25, 2022

material ESG issues, and there can be no assurance that the strategy or techniques employed will be successful.

13.    Comment: If a Fund will invest in China specifically as a principal investment strategy, please state so. And, if so, and the Fund will facilitate investment in Chinese companies through exchange-listed companies that use variable interest entity structures (VIEs), please disclose investments using VIEs. Such disclosure should provide, at a minimum, a brief explanation of what a VIE is and the extent to which a Fund invests in issuers that use them, the material risks associated with such investments, including legality concerns, and the impact on the Fund if the risk occurs. See, e.g., Chair Gary Gensler, Statement on Investment Protection Related to Recent Developments in China (July 30, 2021).

Response: The Fund confirms that investments in China does not constitute a principal investment strategy of any Fund, but certain Funds track the country allocations of benchmarks that currently have substantial exposure to China. For these Funds, JOHCM Emerging Markets Opportunities Fund and TSW Emerging Markets Fund, corresponding investment strategy and principal risk disclosure was included in the 485(a) Amendment. Additionally, the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement for “China Risk” includes disclosure specific to VIEs.

This long form risk disclosure will be revised as follows to clarify additional details around VIEs as requested:

Additionally, in China, ~~non-~~U.S. ownership of Chinese companies in certain sectors (including by U.S. persons and entities, inclusive of U.S. mutual funds) is prohibited. In order to facilitate non-U.S. investment, many Chinese companies have created VIEs that allow non-U.S. investors, through the use of contractual arrangements, to both exert a degree of control and to obtain substantially all of the economic benefits arising from a company without formal legal ownership. Although VIEs are a longstanding industry practice and have been well known to Chinese officials and regulators, they have ~~are~~ not been formally recognized under Chinese law. If the Chinese companies (or their officers, directors, or Chinese equity holders) breached their contracts or if Chinese officials and/or regulators withdraw their implicit acceptance of the VIE structure or if new laws, rules or regulations relating to VIE structures are adopted U.S. investors could suffer substantial, detrimental, and possibly permanent effects with little or no~~r~~ recourse available. VIE structures do not offer the same level of investor protections as direct ownership. Investors may experience losses if VIE structures are altered or disputes emerge over control of the VIE. In December, 2021, the China Securities Regulatory Commission and China’s National Development and Reform Commission published draft rules that, if declared effective, will establish a new regulatory framework for VIEs. These

January 25, 2022

proposed rules acknowledge VIEs for the first time and propose the tightening of regulations around VIEs, however not all details on how these new regulations would work in practice are clear at this stage.

JOHCM CREDIT INCOME FUND

14.    Comment: On page 3, the prospectus notes that the Fund may “use leverage in an amount up to 15% of the Fund’s total assets.” Please amend the disclosure to explain how the Fund may obtain leverage and add corresponding risk disclosure as appropriate.

Response: In response to this comment, the disclosure in the Fund’s “Principal Investment Strategies” sub-section of the “Additional Information about Fund Investment Objective, Strategies, and Risks” section will be revised as follows in the 485(b) Amendment:

When the Adviser believes that asset prices are attractive (for example, during widespread market selloffs), the Adviser may use leverage, which it has not yet taken advantage of in recent market environments, in an amount up to 15% of the Fund’s total assets to increase its market exposure in order to pursue additional investments in such assets. Although there is currently no leverage facility in place, the Fund may at any time establish such a leverage facility (e.g., through borrowing from a bank for investment purposes) for the portfolio managers to draw upon depending on market conditions. The portfolio managers may sell a security if the portfolio managers believe that company fundamentals are deteriorating or if the portfolio managers identify a security that they believe offers a better investment opportunity regardless of market capitalization.

JOHCM EMERGING MARKETS OPPORTUNITIES FUND

15.     Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Depositary Receipts

•	Preferred Shares

•	Rights and Warrants

Response: We believe the current equity risk disclosure is inclusive of depositary receipts, preferred stocks and rights and warrants, and note that the longer form risk disclosure in the

January 25, 2022

“Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments.

JOHCM EMERGING MARKETS SMALL MID CAP EQUITY FUND

16.     Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Depositary Receipts

•	Preferred Shares

•	Rights and Warrants

•	ETFs

•	Derivatives

Response: We believe the current equity risk disclosure is inclusive of depositary receipts, preferred stocks and rights and warrants, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments. We have incorporated corresponding principal risk disclosure for ETFs and Derivatives into the Fund summary.

17.    Comment: On page 15, the prospectus notes the “Adviser aims to identify inefficiently priced” companies. Please clarify what the term “inefficiently priced” means.

Response: The referenced disclosure will be revised as follows:

Utilizing a disciplined fundamental bottom-up research approach (i.e., focusing on analyzing individual companies rather than beginning with a “top down” allocation, such as to particular countries, regions, markets or sectors), the Adviser aims to identify inefficiently priced smaller-capitalization companies. The Adviser believes that all markets are subject to some inefficiency often driven by investors with short-term viewpoints. The Fund’s strategy seeks opportunities to take advantage of persistent company and industry trends that other managers with a shorter-term focus may miss. In selecting companies for investment, the Adviser also considers the investment risks associated with the liquidity of the company’s stock, taking into account the depth of the trading market for the company’s shares, and how reliable the company’s reporting, particularly its financial reporting appears to be.

January 25, 2022

JOHCM GLOBAL INCOME BUILDER FUND

18.       Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Depositary Receipts

•	Participatory Notes

•	Rights and Warrants

•	Sovereign Debt

•	Loans and Loan Participation

Response: We believe the current equity risk disclosure is inclusive of depositary receipts and rights and warrants, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments. We have also incorporated corresponding principal risk disclosure for sovereign debt and loans and loan participation into the Fund summary. We do not believe the current investment strategy disclosure creates the implication that participatory notes are a principal investment strategy of the Fund, rather it serves as an example of a means by which the Fund achieves indirect exposure to equity securities.

The following risk disclosure relating to sovereign debt will be added to the Fund summary:

Sovereign Debt Risk. Sovereign debt instruments are subject to the risk that a governmental entity may delay, refuse, or be unable to pay interest or repay principal on its sovereign debt. This risk is heightened for emerging and frontier market issuers, for government entities in countries experiencing economic downturns, or both.

19.      Comment: Please clarify on page 22 of the registration statement why a company simply being domiciled outside the U.S. means it is economically tied to its country of domicile.

Response: In light of the above comment, the referenced disclosure will be revised as follows:

However, the Adviser maintains the ability to adjust the Fund’s allocations as needed to adapt the portfolio to various income, market, and valuation environments. In pursuing the Fund’s investment objective, under normal circumstances, at least 40%

January 25, 2022

of the Fund’s investments will be in issuers ~~domiciled~~located outside of the United States or in issuers that derive a significant proportion of their revenues or profits from goods produced or sold, investments made, or services performed outside the United States or have at least 50% of its assets situated outside the United States (“non-U.S. issuers”). If market conditions are deemed unfavorable the Fund reserves the right to invest as little as 30% of its assets in non-U.S. issuers.

JOHCM GLOBAL SELECT FUND

20.       Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Participatory Notes

•	Rights and Warrants

•	ETFs

Response: We believe the current equity risk disclosure is inclusive of rights and warrants, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments. Additionally, we do not believe the current investment strategy disclosure creates the implication that participatory notes are a principal investment strategy of the Fund, rather it serves as an example of a means by which the Fund achieves indirect exposure to equity securities. Corresponding principal risk disclosure for ETFs will be incorporated into the Fund summary in the 485(b) Amendment.

21.       Comment: The Staff notes that “IPO Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to IPOs if such investments are a principal investment strategy of the Fund.

Response: The referenced disclosure will be removed from the principal risks section of the 485(b) Amendment.

JOHCM INTERNATIONAL SELECT FUND

22.       Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk

January 25, 2022

disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Participatory Notes

•	ETFs

Response: We have incorporated corresponding principal risk disclosure for ETFs into the Fund summary. We do not believe the current investment strategy disclosure creates the implication that participatory notes are a principal investment strategy of the Fund, rather it serves as an example of a means by which the Fund achieves indirect exposure to equity securities.

23.       Comment: The Staff notes that “IPO Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to IPOs if such investments are a principal investment strategy of the Fund.

Response: The referenced disclosure will be removed from the principal risks section of the 485(b) Amendment.

JOHCM INTERNATIONAL OPPORTUNITIES FUND

24.       Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Preferred Shares

•	Rights and Warrants

Response: We believe the current equity risk disclosure is inclusive of preferred stocks and rights and warrants, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments.

25.      Comment: On page 41, the prospectus notes the “Adviser aims to achieve above-average risk-adjusted equity returns, over the medium term period of three to five years.” Consider clarifying what is meant by “risk-adjusted equity returns” and “medium term period of three to five years.”

January 25, 2022

Response: The Trust respectfully declines to make this change and points the Staff to the paragraph following the one referenced above, where the current disclosure details how JOHCM (USA) Inc (the “Adviser”) evaluates “risk-adjusted” returns. Additionally, we believe the medium term language is clear as written—it is meant to signify that the Adviser considers a “medium term period” to be three to five years.

REGNAN GLOBAL EQUITY IMPACT SOLUTIONS

26.    Comment: Please confirm supplementally that the Fund’s principal investment strategy section will be substantially similar to the Trust’s prospectus supplement filed on August 18, 2021.

Response: The Trust so confirms.

TSW EMERGING MARKETS FUND

27.    Comment: The Staff notes that the following investment strategies and instruments are either referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure or are referenced as a principal risk without corresponding investment strategy disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund and vice versa. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	ETFs

•	REIT and Real-Estate Investment Related Risk

Response: We have incorporated corresponding principal risk disclosure for ETFs into the Fund summary. The Trust respectfully submits that the current investment strategy disclosure references real estate investment trusts and inclusion of “REIT and Real Estate-Related Investment Risk” as a principal risk of the Fund is appropriate.

28.    Comment: On page 53 of the prospectus, “preferred stocks” are mentioned twice. Please delete one reference.

Response: The referenced disclosure will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund’s equity securities include direct and indirect investments in common and preferred stocks, and rights and warrants to subscribe to common stock or other

January 25, 2022

equity securities. The Fund obtains its exposure to equity securities either directly or indirectly, including through Depositary Receipts, and may invest in ~~preferred stocks and rights and~~ warrants.

TSW HIGH YIELD BOND FUND

29.    Comment: The Staff notes that “Non-U.S. Securities Risk”, “Derivatives Risk”, “Equity Securities Risk”, “Investment Company Risk” and Preferred Stock Risk” are among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to these risks if such investments are a principal investment strategy of the Fund.

Response: While the Fund primarily invests in securities denominated in U.S. dollars, “Non-U.S. Securities Risk” remains a principal risk of the Fund, as fixed income issuers located outside the United States can, and often do, issue bonds denominated in U.S. dollars. The Fund’s principal investment strategies include exposure to fixed income investments through affiliated or unaffiliated investment companies and “Investment Company Risk” is appropriately included as a principal risk of the Fund. The remaining referenced disclosures will be removed from the principal risks section in the 485(b) Amendment.

TSW LARGE CAP VALUE FUND

30.    Comment: The Staff notes that “Liquidity Risk”, “Participatory Notes Risk”, and Preferred Stock Risk” are among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to these risks if such investments are a principal investment strategy of the Fund.

Response: The referenced disclosures will be removed from the principal risks section of the 485(b) Amendment.

31.    Comment: On page 63, please delete “[generally]” from the third line of the “Principal Investment Strategies” section.

Response: The requested change will be made in the 485(b) Amendment.

PRIOR RELATED PERFORMANCE SECTION

32.    Comment: Please confirm in the response letter that the similar account relating to TSW High Yield Bond Fund as provided on page 91 of the prospectus is the only account that is substantially similar to the Fund.

January 25, 2022

Response: The Trust so confirms.

33.    Comment: Please confirm in the response letter that the Trust has the records necessary to support the calculation of the performance as required in 204-2(a)(16) of the Advisers Act.

Response: The Trust so confirms.

*            *             *            *            *

Please feel free to contact me at (617) 951-7283 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Jeremy Wolf

Jeremy Wolf

CC:

Jonathan Weitz, President of the Trust

Mary Lomasney, Secretary of the Trust

Dave Lebisky, CCO of the Trust

George B. Raine, Ropes & Gray LLP

Daniel Wells, Ropes & Gray LLP

Angela Jaimes, Ropes & Gray LLP

January 25, 2022

APPENDIX A: Annual Fund Operating Expenses Tables and Expense Examples

JOHCM Credit Income Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.55%	0.55%	0.55%	0.55%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	1.04%	1.04%	1.04%	1.04%
Acquired Fund Fees and Expenses[2]	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.60%	1.70%	1.85%	1.60%
Fee Waivers and Reimbursements[3]	(1.01%)	(1.01%)	(1.01%)	(1.01%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.59%	0.69%	0.84%	0.59%

[1]

Other Expenses have been adjusted from amounts incurred during JOHCM Credit Income Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM Credit Income Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

[2]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[3]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.58%, 0.68%, 0.83%, and 0.58% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The

January 25, 2022

agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.58%, 0.68%, 0.83%, and 0.58% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$60	$406	$775	$1,815
Advisor Shares	$70	$437	$828	$1,924
Investor Shares	$86	$483	$906	$2,086
Class Z Shares	$60	$406	$775	$1,815

JOHCM Emerging Markets Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.90%	0.90%	0.90%	0.90%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.13%	0.08%	0.08%	0.08%
Total Annual Fund Operating Expenses[2]	1.03%	1.08%	1.23%	0.98%

[1]	Other Expenses have been adjusted from amounts incurred during the JOHCM Emerging Markets Opportunities Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM Emerging Markets

January 25, 2022

Opportunities Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).
[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 1.04%, 1.12%, 1.27%, and 1.02% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$105	$328	$569	$1,259
Advisor Shares	$110	$343	$595	$1,317
Investor Shares	$125	$390	$676	$1,489
Class Z Shares	$100	$312	$542	$1,201

JOHCM Emerging Markets Small Mid Cap Equity Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses

January 25, 2022

(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.30%	1.30%	1.30%	1.30%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.35%	0.35%	0.35%	0.35%
Total Annual Fund Operating Expenses	1.65%	1.75%	1.90%	1.65%
Fee Waivers and Reimbursements[2]	(0.16%)	(0.16%)	(0.16%)	(0.16%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	1.49%	1.59%	1.74%	1.49%

[1]

Other Expenses have been adjusted from amounts incurred during the JOHCM Emerging Markets Small Mid Cap Equity Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM Emerging Markets Small Mid Cap Equity Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 1.49%, 1.59%, 1.74%, and 1.49% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$152	$505	$882	$1,941
Advisor Shares	$162	$536	$934	$2,049
Investor Shares	$177	$581	$1,012	$2,209
Class Z Shares	$152	$505	$882	$1,941

January 25, 2022

JOHCM Global Income Builder Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.67%	0.67%	0.67%	0.67%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.12%	0.12%	0.12%	0.12%
Acquired Fund Fees and Expenses[2]	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.80%	0.90%	1.05%	0.80%
Fee Waivers and Reimbursements[2]	(0.07%)	(0.07%)	(0.07%)	(0.07%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.73%	0.83%	0.98%	0.73%

[1]

Other Expenses have been adjusted from amounts incurred during the JOHCM Global Income Builder Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM Global Income Builder Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

[2]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[3]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.72%, 0.82%, 0.97%, and 0.72% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement. Total Annual Fund Operating

January 25, 2022

Expenses After Fee Waivers and Reimbursements may exceed 0.72%, 0.82%, 0.97%, and 0.72% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$75	$248	$437	$983
Advisor Shares	$85	$280	$492	$1,101
Investor Shares	$100	$327	$573	$1,276
Class Z Shares	$75	$248	$437	$983

JOHCM Global Select Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.89%	0.89%	0.89%	0.89%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.09%	0.06%	0.06%	0.06%
Total Annual Fund Operating Expenses[2]	0.98%	1.05%	1.20%	0.95%

[1]

Other Expenses have been adjusted from amounts incurred during the JOHCM Global Equity Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM Global Equity Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

January 25, 2022

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.98%, 1.08%, 1.23%, and 0.98% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$100	$312	$542	$1,201
Advisor Shares	$107	$334	$579	$1,283
Investor Shares	$122	$381	$660	$1,455
Class Z Shares	$97	$303	$525	$1,166

JOHCM International Select Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses

January 25, 2022

(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.89%	0.89%	0.89%
Distribution (Rule 12b-1) Fees	None	0.25%	None
Other Expenses[1]	0.09%	0.05%	0.05%
Total Annual Fund Operating Expenses[2]	0.98%	1.19%	0.94%

[1]

Other Expenses have been adjusted from amounts incurred during the JOHCM International Select Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM International Select Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.98%, 1.21%, and 0.96% for Institutional Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$100	$312	$542	$1,201
Investor Shares	$121	$378	$654	$1,443
Class Z Shares	$96	$300	$520	$1,155

JOHCM International Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

January 25, 2022

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	1.18%	1.18%	1.18%	1.18%
Total Annual Fund Operating Expenses	1.93%	2.03%	2.18%	1.93%
Fee Waivers and Reimbursements[2]	(1.05%)	(1.05%)	(1.05%)	(1.05%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.88%	0.98%	1.13%	0.88%

[1]

Other Expenses have been adjusted from amounts incurred during the JOHCM International Opportunities Fund’s most recent fiscal year to reflect estimated current expenses. The JOHCM International Opportunities Fund, a series of Advisers Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.88%, 0.98%, 1.13%, and 0.88% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$90	$504	$944	$2,169
Advisor Shares	$100	$535	$996	$2,274

January 25, 2022

Investor Shares	$115	$581	$1,073	$2,431
Class Z Shares	$90	$504	$944	$2,169

Regnan Global Equity Impact Solutions

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	6.35%	6.35%	6.35%	6.35%
Total Annual Fund Operating Expenses	7.10%	7.20%	7.35%	7.10%
Fee Waivers and Reimbursements[2]	(6.21%)	(6.21%)	(6.21%)	(6.21%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.89%	0.99%	1.14%	0.89%

[1]	Other Expenses are estimated for the current fiscal year and include expenses related to the organization of the Fund.
[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.89%, 0.99%, 1.14%, and 0.89% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

January 25, 2022

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3 year example. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years
Institutional Shares	$91	$1,538
Advisor Shares	$101	$1,566
Investor Shares	$116	$1,607
Class Z Shares	$91	$1,538

TSW Emerging Markets Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%	0.80%	0.80%	0.80%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	5.38%	5.38%	5.38%	5.38%
Total Annual Fund Operating Expenses	6.18%	6.28%	6.43%	6.18%
Fee Waivers and Reimbursements[2]	(5.19%)	(5.19%)	(5.19%)	(5.19%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.99%	1.09%	1.24%	0.99%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and

January 25, 2022

indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.99%, 1.09%, 1.24%, and 0.99% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3 year example. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years
Institutional Shares	$101	$1,371
Advisor Shares	$111	$1,400
Investor Shares	$126	$1,442
Class Z Shares	$101	$1,371

TSW High Yield Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

January 25, 2022

Management Fee	0.50%	0.50%	0.50%	0.50%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.66%	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses	1.16%	1.26%	1.41%	1.16%
Fee Waivers and Reimbursements[2]	(0.51%)	(0.51%)	(0.51%)	(0.51%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.65%	0.75%	0.90%	0.65%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.65%, 0.75%, 0.90%, and 0.65% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3 year example. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years
Institutional Shares	$66	$318
Advisor Shares	$77	$349
Investor Shares	$92	$396
Class Z Shares	$66	$318

TSW Large Cap Value Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

January 25, 2022

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.58%	0.58%	0.58%	0.58%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%	0.01%
Other Expenses[2]	0.32%	0.32%	0.32%	0.32%
Total Annual Fund Operating Expenses	0.91%	1.01%	1.16%	0.91%
Fee Waivers and Reimbursements[3]	(0.17%)	(0.17%)	(0.17%)	(0.17%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.74%	0.84%	0.99%	0.74%

[1]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[2]

Other Expenses have been adjusted from amounts incurred during the TS&W Equity Portfolio’s most recent fiscal year to reflect estimated current expenses. The TS&W Equity Portfolio, a series of The Advisors’ Inner Circle Fund, is the predecessor to the Fund (the “Predecessor Fund”).

[3]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.73%, 0.83%, 0.98% and 0.73% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.73%, 0.83%, 0.98%, and 0.73% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

January 25, 2022

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example, and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$76	$273	$487	$1,104
Advisor Shares	$86	$305	$541	$1,221
Investor Shares	$101	$352	$622	$1,394
Class Z Shares	$76	$273	$487	$1,104